U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND

UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Computershare Trust Company of Canada

B.	This is [check one]:

☒ an original filing for the Filer.

☐ an amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	The Thomson Corporation

	Form type:	Form F-9

	File Number (if known):	333-147287

	Filed by:	Computershare Trust Company of Canada

Date Filed (if filed
	concurrently, so indicate):	November 9, 2007
(filed concurrently)

D.	The Filer is incorporated or organized under the laws of CANADA and has its principal place of business at:

Computershare Trust Company of Canada 100 University Ave. 9th Floor, North Tower Toronto, Ontario M5J 2Y1 Canada Phone: (416)263-9342 Attention: Manager, Corporate Trust

E.	The Filer designates and appoints Computershare Trust Company, N.A. (the “Agent”), located at:

Computershare Trust Company, N.A. 350 Indiana Street Suite 800 Golden, CO 80401 Telephone: (303) 262-0707

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-9 on November 9, 2007 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees in connection with its status as trustee with respect to securities registered on Form F-9 to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which the securities subject to the indenture remain outstanding. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, this 9th day of November, 2007.

Filer:	COMPUTERSHARE TRUST	By:	/s/ Michelle Mendonca
COMPANY OF CANADA
		Name:	Michelle Mendonca
		Title:	Professional, Corporate Trust

		By:	/s/ Patricia Wakelin

		Name:	Patricia Wakelin
		Title:	Professional, Corporate Trust

This statement has been signed by the following person in the capacity and on November 9, 2007:

Computershare Trust Company, N.A. As Agent for Service of Process of Computershare Trust Company of Canada
By:	/s/ John M. Wahl

	Name:	John M. Wahl
	Title:	Corporate Trust Officer